Exhibit 99.1

NEWS RELEASE

Fortuna to attend 121 Mining Investment London Conference

Vancouver, November 13, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it will be attending the 121 Mining Investment London Conference, which is being held at etc.venues 133 Houndsditch in London, United Kingdom, from November 20 to 21, 2023.

Jorge A. Ganoza, President, Chief Executive Officer, and co-founder of Fortuna, will be attending the conference and participating in 1-on-1 investor meetings.

About 121 Mining Investment London

The conference is London’s largest dedicated mining investment event and will feature a record-breaking 175 mining companies and over 500 investors. Participation is limited to professional investors including fund managers, private equity, investment holding companies, high-net-worth individuals, family offices, and securities analysts. This event features two days of 1-on-1 meetings matching projects to investment capital.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

Carlos Baca

Vice President, Investor Relations

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube